Exhibit 10
                      Opinion as to Legality of the Shares


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         July 2, 1992


         National Asset Reserve
         Two Pickwick Plaza
         Greenwich, CT 06830

         Gentlemen:

         In connection with the registration under the Securities Act of 1933 of an indefinite number of shares of beneficial interest of National Asset Reserve (the "Fund"), I have examined such matters as I have deemed necessary to give this opinion.

         On the basis of the foregoing, it is my opinion that the shares have been duly authorized and, when paid for as contemplated by the Fund's Registration Statement, will be validly issued, fully paid, and non-assessable.

         I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement.

         Very truly yours,


         /s/ Lisa M. Hurley
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         Lisa M. Hurley